UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant
 to § 240.13d-1(a)and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Integrated Healthcare Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45821T 10 8

 (CUSIP Number)

Frederick H. Fogel
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
96,000,000
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
96,000,000
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

1
The percentages used herein and in the rest of this Schedule 13D are calculated based upon  255,307,262 shares outstanding as of June 15, 2010 as reported in the Issuer's Form 10-K filed on June 29, 2010 and includes 96,000,000 shares of common stock that may be acquired upon the exercise of the warrants to purchase shares of common stock reported herein.

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)
27.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP NO. 45821T 10 8
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☑
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
96,000,000
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER 96,000,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
96,000,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
27.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This amendment is being filed to amend the Schedule 13D originally filed with the Securities and Exchange Commission on April 23, 2010.  Defined terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the originally filed Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a) The Reporting Persons beneficially own the Warrants, which are immediately exercisable for 96,000,000 shares of Common Stock.  There were 255,307,262 shares of Common Stock outstanding as of June 15, 2010, as reported in the Issuer’s Form 10-K filed on June 29, 2010.  Beneficial ownership of the Warrants represents beneficial ownership of approximately 27.3% of the shares of Common Stock that would be outstanding upon exercise of the Warrants.

Item 7.  Material to be filed as Exhibits

Exhibit 1 – Joint Filing Agreement, dated as of July 6, 2010, by and among the Reporting Persons

SIGNATURES

    After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     July 6, 2010

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

    (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

    (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: July 6, 2010

Silver Point Capital, L.P.

By:	/s/ Frederick H. Fogel

Name:	Frederick H. Fogel

Its:	Authorized Signatory

/s/ Edward A. Mulé Edward A. Mulé, individually

/s/ Robert J. O'Shea Robert J. O'Shea, individually